

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Donald Rush
Chief Financial Officer and Executive Vice President
CNX Resources Corp
1000 CONSOL Energy Drive, Suite 400
Canonsburg, Pennsylvania 15317-6506

> **Re: CNX Resources Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **10-K filed February 10, 2020**
> **File No. 001-14901**

Dear Mr. Rush:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation